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                          April 7, 2021

       Robert Foster, Ph.D.
       Chief Executive Officer
       Hepion Pharmaceuticals, Inc.
       399 Thornall Street, First Floor
       Edison, NJ 08837

                                                        Re: Hepion
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 2, 2021
                                                            File No. 333-254996

       Dear Dr. Foster:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-36735 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jeffrey J. Fessler,
Esq.